FORM 4 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Danforth Jacqueline R. (Last) (First) (Middle) 1530 - 9th Avenue S.E. (Street) Calgary Alberta T2G 0T7 (City) (State) (Zip Code)			2. Issuer Name and Ticker or Trading Symbol Capital Reserve Corporation CRCWA				6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) X Director 10% Owner X Officer Other (Give Title Below) (Specify Below) President and Treasurer
			3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)		4. Statement for Month/Year December, 2001		7. Individual or Joint/Group Reporting (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/17/01	J		35,000	D
Common Stock	12/24/01	J		35,000	A
							345,167	1,000 (D) 344,167 (I)	These shares are owned by Argonaut Management Group Inc. of which Ms. Danforth is the sole owner
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)			8. Price of Deriv-ative Security (Instr. 5)	9. Number of Deriv-ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares

Explanation of Responses:

* These shares were loaned to a private, unrelated party without compensation and then returned during the same month

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

								/s/ JACQUELINE DANFORTH By: Jacqueline R. Danforth **Signature of Reporting Person					January 10th, 2001 Date